UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

KIMBELL ROYALTY PARTNERS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

49435R102

(CUSIP Number)

Douglas E. Swanson, Jr.

EnCap Investments L.P.

9651 Katy Freeway, Suite 600

Houston, TX 77024

(713) 659-6100

With a copy to:

W. Matthew Strock

Vinson & Elkins L.L.P.

845 Texas Avenue, Suite 4700

Houston, TX 77002 (713) 758-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person EnCap Energy Capital Fund VII, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

1	Name of Reporting Person EnCap Energy Capital Fund VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 4,756,914
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 4,756,914

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,756,914
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.30% (1)
14	Type of Reporting Person PN

(1)

This calculation is based on 57,331,833 common units representing limited partner interests in the Issuer (“Common Units”) outstanding as of July 29, 2022 as reported by the Issuer in its Quarterly Report for the quarter ended June 30, 2022 on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 4, 2022.

1	Name of Reporting Person EnCap Partners GP, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 4,756,914 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 4,756,914 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,756,914 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.30% (2)
14	Type of Reporting Person OO (Limited Liability Company)

(1)

Includes 4,756,914 Common Units that are held of record by EnCap Energy Capital Fund VIII, L.P. (“EnCap Fund VIII”). EnCap Partners GP, LLC, a Delaware limited liability company (“EnCap Partners GP”), is the sole general partner of EnCap Partners, LP, which is the managing member of EnCap Investments Holdings, LLC, a Delaware limited liability company, which is the sole member of EnCap Investments GP, L.L.C., a Delaware limited liability company, which is the general partner of EnCap Investments L.P, which is the general partner of EnCap Equity Fund VII GP, L.P. and EnCap Equity Fund VIII GP, L.P., which are the general partners of EnCap Energy Capital Fund VII, L.P. and EnCap Fund VIII, respectively. Therefore, EnCap Partners GP, through its indirect ownership and management of the EnCap Funds, may be deemed to share the right to direct the vote or disposition of the reported Securities. EnCap Partners GP disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(d) of the Act or any other purpose.

(2)

This calculation is based on 57,331,833 Common Units outstanding as of July 29, 2022 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 filed with the SEC on August 4, 2022.

This Amendment No. 3 (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on April 4, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on April 1, 2022 (“Amendment No. 1”) and as further amended by Amendment No. 2 filed on July 29, 2022 (“Amendment No. 2” and, together with the Original Schedule 13D, as so amended, the “Schedule 13D”).

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed by EnCap Partners GP, LLC, a Delaware limited liability company (“EnCap Partners GP”), EnCap Energy Capital Fund VII, L.P. (“EnCap Fund VII”) and EnCap Energy Capital Fund VIII, L.P., each a Texas limited partnership (“EnCap Fund VIII” and, together with EnCap Fund VII, the “EnCap Funds”). EnCap Partners GP and the EnCap Funds (collectively, the “EnCap Entities”) are sometimes referred to in this Schedule 13D individually as a “Reporting Person” and, collectively, they are referred to herein as the “Reporting Persons.”

The address of the principal office of the EnCap Entities is 9651 Katy Freeway, Suite 600, Houston, Texas 77024. The principal business of each of the EnCap Funds is investing in securities of energy companies. The principal business of EnCap Partners GP is indirectly managing the EnCap Funds.

Information regarding the executive officers, managers or other control persons of the EnCap Funds and EnCap Partners GP is set forth on Schedule A and Schedule B respectively, attached hereto. Schedule A and Schedule B attached hereto set forth the following information as to each such person:

(i) name;

(ii) residence or business address;

(iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv) citizenship.

Other than as set forth on Schedule A attached hereto, during the last five years, to the best of the Reporting Person’s knowledge, no person named on Schedule A or Schedule B attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is amended to include the following after the final paragraph:

Between August 24, 2022 and August 29, 2022, EnCap Fund VII sold 41,576 Common Units on the open market at an average price per Common Unit of $18.27, for total gross proceeds of $759,422.60. As a result of these sales, EnCap Fund VII ceased to beneficially own any Common Units.

Between July 29, 2022 and October 27, 2022, EnCap Fund VIII sold 546,050 Common Units on the open market at an average price per Common Unit of $18.59, for total gross proceeds of $10,148,951.97.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) The aggregate number and percentage of Common Units beneficially owned by each Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover pages to this Schedule 13D relating to such Reporting Person and is incorporated by reference into this Item 5.

(b) For purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), EnCap Partners GP, through its direct and indirect ownership and management of the EnCap Funds, may be deemed to share the right to direct the vote or the disposition of the Common Units held of record by the EnCap Funds, and thus, for the purposes of Rule 13d-3 promulgated under the Exchange Act, may be deemed to beneficially own the Common Units held by the EnCap Funds. The Common Units held by the EnCap Funds represent approximately 8.30% of the outstanding Common Units (based on 57,331,833 Common Units outstanding as of July 29, 2022 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 filed with the SEC on August 4, 2022). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any Common Units for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons or, to their knowledge, any of its directors, executive officers or other control persons named on Schedule A or Schedule B, attached hereto, has effected any transaction in the Common Units during the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units reported on this Schedule 13D.

(e) On August 29, 2022, EnCap Fund VII ceased to be the beneficial owner of more than five percent of the Common Units.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The information provided in Items 3 and 4 of the Schedule 13D is incorporated by reference in its entirety into this Item 6.

On October 28, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 1.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

Exhibit Number	Description of Exhibits

1.1	Joint Filing Agreement, dated as of October 28, 2022.

10.1	Securities Purchase Agreement, dated as of February 6, 2019, by and among PEP I Holdings, LLC, PEP II Holdings, LLC, PEP III Holdings, LLC, Kimbell Royalty Partners, LP and Kimbell Royalty Operating, LLC (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 12, 2019 and incorporated herein in its entirety by reference).

10.2	Amendment No. 1 to Securities Purchase Agreement, dated as of March 25, 2019, by and among PEP I Holdings, LLC, PEP II Holdings, LLC, PEP III Holdings, LLC, Kimbell Royalty Partners, LP and Kimbell Royalty Operating, LLC (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 26, 2019 and incorporated herein in its entirety by reference).

Exhibit Number	Description of Exhibits

10.3	Escrow Agreement, dated as of March 25, 2019, by and among PEP I Holdings, LLC, PEP II Holdings, LLC, PEP III Holdings, LLC, Kimbell Royalty Partners, LP, Kimbell Royalty Operating, LLC and Citibank, National Association (filed as Exhibit 10.3 to the Original Schedule 13D filed with the SEC on April 4, 2019 and incorporated herein in its entirety by reference).

10.4	Joinder to Exchange Agreement, dated as of March 25, 2019, executed by PEP I Holdings, LLC (filed as Exhibit 10.4 to the Original Schedule 13D filed with the SEC on April 4, 2019 and incorporated herein in its entirety by reference).

10.5	Joinder to Exchange Agreement, dated as of March 25, 2019, executed by PEP II Holdings, LLC (filed as Exhibit 10.5 to the Original Schedule 13D filed with the SEC on April 4, 2019 and incorporated herein in its entirety by reference).

10.6	Joinder to Exchange Agreement, dated as of March 25, 2019, executed by PEP III Holdings, LLC (filed as Exhibit 10.6 to the Original Schedule 13D filed with the SEC on April 4, 2019 and incorporated herein in its entirety by reference).

10.7	Exchange Agreement, dated as of September 23, 2018, by and among Kimbell Royalty Partners, LP, Kimbell Royalty GP, LLC, Kimbell Royalty Operating, LLC, the Kimbell Art Foundation, Haymaker Minerals & Royalties, LLC, EIGF Aggregator III LLC, TE Drilling Aggregator LLC and Haymaker Management, LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 25, 2018 and incorporated herein in its entirety by reference).

10.8	Adoption Agreement, dated as of March 25, 2019, executed by PEP I Holdings, LLC (filed as Exhibit 10.8 to the Original Schedule 13D filed with the SEC on April 4, 2019 and incorporated herein in its entirety by reference).

10.9	Adoption Agreement, dated as of March 25, 2019, executed by PEP II Holdings, LLC (filed as Exhibit 10.9 to the Original Schedule 13D filed with the SEC on April 4, 2019 and incorporated herein in its entirety by reference).

10.10	Adoption Agreement, dated as of March 25, 2019, executed by PEP III Holdings, LLC (filed as Exhibit 10.10 to the Original Schedule 13D filed with the SEC on April 4, 2019 and incorporated herein in its entirety by reference).

10.11	First Amended and Restated Limited Liability Company Agreement of Kimbell Royalty Operating, LLC, dated as of September 23, 2018, by and among Kimbell Royalty Partners, LP, Haymaker Minerals & Royalties, LLC, EIGF Aggregator III LLC, TE Drilling Aggregator LLC, Haymaker Management, LLC, and the Kimbell Art Foundation (filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 25, 2018 and incorporated herein in its entirety by reference).

10.12	Amended and Restated Registration Rights Agreement, dated as of March 25, 2019, by and among Kimbell Royalty Partners, LP, EIGF Aggregator III LLC, TE Drilling Aggregator LLC, Haymaker Management, LLC, Haymaker Minerals & Royalties, LLC, AP KRP Holdings, L.P., ATCF SPV, L.P., Zeus Investments, L.P., Apollo Kings Alley Credit SPV, L.P., Apollo Thunder Partners, L.P., AIE III Investments, L.P., Apollo Union Street SPV, L.P., Apollo Lincoln Private Credit Fund, L.P., Apollo SPN Investments I (Credit), LLC, AA Direct, L.P., PEP I Holdings, LLC, PEP II Holdings, LLC, PEP III Holdings, LLC, Cupola Royalty Direct, LLC, Kimbell Art Foundation and Rivercrest Capital Partners LP (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 26, 2019 and incorporated herein in its entirety by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2022

EnCap Energy Capital Fund VII, L.P.

By:	EnCap Equity Fund VII GP, L.P.,
its General Partner

By:	EnCap Investments L.P.,
its General Partner

By:	EnCap Investments GP, L.L.C.,
its General Partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Partner

EnCap Energy Capital Fund VIII, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
its General Partner

By:	EnCap Investments L.P.,
its General Partner

By:	EnCap Investments GP, L.L.C.,
its General Partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Partner

EnCap Partners GP, LLC

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Partner

Schedule A

CONTROL PERSONS OF THE ENCAP FUNDS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of EnCap Fund VIII are set forth below:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
EnCap Equity Fund VII GP, L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Energy Capital Fund VII, L.P.	n/a	n/a

EnCap Equity Fund VIII GP, L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Energy Capital Fund VIII, L.P.	n/a	n/a

EnCap Investments L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Equity Fund VII GP, L.P. and EnCap Equity Fund VIII GP, L.P.	n/a	n/a

EnCap Investments GP, L.L.C. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Investments L.P.	n/a	n/a

EnCap Investments Holdings, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Partners, LP 9651 Katy Freeway, Suite 600 Houston, TX 77024	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Partners, LP	n/a	n/a

On July 10, 2018, EnCap Investments L.P. (“EnCap”) entered into a settlement with the United States Securities and Exchange Commission (the “SEC”) under which EnCap consented to the entry of an order (the “Order”) that finds that EnCap violated Section 206(4) under the Investment Advisers Act of 1940 (the “Advisers Act”) and Rule 206(4)-5 thereunder. Solely for the purpose of settling these proceedings, EnCap admitted to the SEC’s jurisdiction, the subject matter of these proceedings and consented to the Order. The Order required EnCap to cease and desist from committing or causing any violations and any future violations of Section 206(4) of the Advisers Act and Rule 206(4)-5 thereunder, to be censured, and to pay a civil monetary penalty in the amount of $500,000 to the SEC.

A-1

Schedule B

CONTROL PERSONS OF ENCAP PARTNERS GP

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of EnCap Partners GP are set forth below. All members of the Board of Managers of EnCap Partners GP listed below are citizens of the United States.

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
David B. Miller 3811 Turtle Creek Blvd., Suite 2100 Dallas, TX 75219	Managing Partner	Managing Partner	EnCap Partners GP, LLC 3811 Turtle Creek Blvd., Suite 2100 Dallas, TX 75219

Gary R. Petersen 9651 Katy Freeway, Suite 600 Houston, TX 77024	Managing Partner	Managing Partner	EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024

D. Martin Phillips 9651 Katy Freeway, Suite 600 Houston, TX 77024	Managing Partner	Managing Partner	EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024

Robert L. Zorich 9651 Katy Freeway, Suite 600 Houston, TX 77024	Managing Partner	Managing Partner	EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024

Jason M. DeLorenzo 9651 Katy Freeway, Suite 600 Houston, TX 77024	Managing Partner	Managing Partner	EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024

Douglas E. Swanson, Jr. 9651 Katy Freeway, Suite 600 Houston, TX 77024	Managing Partner	Managing Partner	EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024

B-1